UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OCI Partners LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number)

Kevin Struve

Manager, OCIP Holding LLC

c/o OCI USA Inc.

660 Madison Avenue, 19th Floor

New York, New York 10065

(646) 589-6180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCI N.V.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: OO (Public Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2017.

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCI USA Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2017.

CUSIP No.: 67091N108

1.	Name of Reporting Person: OCIP Holding LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 69,497,590
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 69,497,590
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,497,590
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 79.9% (1)
14.	Type of Reporting Person: OO (Limited Liability Company)

(1)	Based upon 86,997,590 common units of the Issuer reported to be outstanding as of December 31, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2017.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2014, as amended to date (collectively, the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing the second sentence of (c) with the following sentence: The business address of OCI N.V. is: Honthorststraat 19 1071 DC Amsterdam.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

As previously reported, on December 6, 2016, representatives of OCI N.V. delivered a proposal to the Board of Directors of OCI GP LLC, the general partner of the Issuer (the “OCIP Board”) to acquire all of the outstanding Common Units of the Issuer not already owned by the Reporting Persons in exchange for shares of common stock of the OCI N.V. at an exchange ratio of 0.5200 OCI shares for each Common Unit. After negotiations with a conflicts committee (the “Conflicts Committee”) established by the OCIP Board reached an impasse, OCI N.V. informed representatives of the Conflicts Committee on April 14, 2017 that no acceptable definitive agreement could be reached.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

E	Joint Filing Agreement (incorporated by reference to Schedule 13D filed by the reporting persons on November 20, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

OCI N.V. /s/ Nassef Sawiris By: Nassef Sawiris Its: Chief Executive Officer

OCI USA Inc. /s/ Kevin Struve By: Kevin Struve Its: President

OCIP Holding LLC /s/ Kevin Struve By: Kevin Struve Its: Manager

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